                                                                    EXHIBIT 12.1



                             TOWER AUTOMOTIVE, INC.

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                                   Year Ended December 31,
                                          -------------------------------------------------------------------------------
                                             1997             1998             1999            2000             2001
                                          ------------    --------------    ------------    -----------     -------------

Earnings:
Income (loss) before income taxes
 and extraordinary item .........         $  80,741         $ 135,353         $ 187,166         $   7,037          $(344,326)
Net fixed charges (1) ...........            44,385            52,217            47,918            80,818            101,133
                                          ---------         ---------         ---------         ---------          ---------
Total earnings ..................         $ 125,126         $ 187,570         $ 235,084         $  87,855          $(243,193)
                                          =========         =========         =========         =========          =========


Fixed charges:
Interest expense ................         $  36,651         $  42,506         $  39,491         $  71,162          $  80,319
Capitalized interest ............             3,409             3,732             6,926            12,896             14,617
Interest factor of
 rental expense (2) .............             6,255             7,352             5,986             7,088             18,207
Amortization of debt expense ....             1,479             2,359             2,441             2,568              2,607
Dividends on trust
  preferred securities ..........                --             9,800            17,466            17,466             17,466
                                          ---------         ---------         ---------         ---------          ---------
Total fixed charges .............         $  47,794         $  65,749         $  72,310         $ 111,180          $ 133,216
                                          =========         =========         =========         =========          =========

Earnings to fixed charges .......              2.6x              2.9x              3.3x                (3)                (4)
                                          =========         =========         =========         =========          =========


  ------------------------

  (1) Net fixed charges represent total fixed charges less capitalized interest and dividends on trust preferred securities.

  (2) The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the interest factor ranged from 30% to 55% of total rental expense.

  (3) Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

  (4) Due to the restructuring and asset impairment charge of $383.7 million, earnings were inadequate to cover fixed charges by $376.4 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.1x for the year ended December 31, 2001.